SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of December, 2011

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     ✓                       Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ____                                No     ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

This Form 6-K consists of:

1.	an announcement of resolution passed at the second extraordinary general meeting for the year 2011 of China Petroleum & Chemical Corporation (the “Registrant”); and

2.	an announcement regarding downward adjustment of the conversion price for the Registrant’s A share convertible bonds;

Each made by the Registrant on December 15, 2011.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Announcement of resolution passed
at the Second Extraordinary General Meeting for the Year 2011

Sinopec Corp. and all members of the Board warrant the authenticity, accuracy and completeness of the information contained in this announcement, and there are no material omissions, or misrepresentations or misleading statements contained herein.

Important Notice:

•	There is no objection against or amendment to the proposed resolutions at the EGM;

•	There is no supplementary proposed resolution before the convening of the EGM.

I.	Convening and attendance of the meeting

China Petroleum & Chemical Corporation (“Sinopec Corp.”) held its second extraordinary general meeting for the year 2011 (“EGM”) at Kempinski Hotel, 50 Liangmaqiao Road, Chaoyang District, Beijing, PRC on 15 December 2011 at 9:00 a.m. Accordin g to the requirements, holders of domestic shares are provided with internet voting to participate at the EGM.

The number of shareholders and authroized proxies who attended the EGM was 97, holding an aggregate of 73,294,818,011 shares carrying valid voting rights, representing 84.54% of the total number of shares carrying attending and valid voting rights, among which the number of holders of A shares and authorized proxies  was  92,  holding  an  aggregate of  66,206,202,605 shares, representing 76.36%  of  total  number  of  A  shares  carrying  valid  voting  rights,  while the number  of  holders  of  H  shares  and  authorized  proxies  was  5,  holding  an aggregate of  7,088,615,406 shares,  representing 8.18%  of  total  number  of  H shares carrying valid voting rights. As at the shareholding record date of the EGM, the total number of shares entitling the holders to attend and vote for or against the resolutions at the EGM was 86,702,557,739. There were no shares entitling the holders to attend and vote only against relevant resolutions at the EGM.

The EGM was convened by the board of directors of Sinopec Corp. (the “Board”) and  chaired by  Mr.  Fu  Chengyu, chairman of  the  Board, by  way of  physical meeting and internet voting provided to holders of domestic shares. There are currently 15 directors and 9 supervisors of Sinopec Corp.. Mr. Zhang Yaocang, vice chairman of  the  Board, Mr. Zhang Jianhua, Mr. Wang Zhigang, Mr. Cai Xiyou and Mr. Liu Yun, directors, attended the EGM; Mr.Wang Zuoran, chairman of the board of supervisors, Mr. Li Yonggui, Mr. Geng Limin, Mr. Zou Huiping, Mr. Zhou Shiliang and Mr. Jiang Zhenying, supervisors, attended the meeting; Mr. Wang Xinhua, the Chief Financial Officer, and Mr. Zhang Kehua and Mr. Zhang Haichao, vice presidents, were present at the EGM; Mr. Chen Ge, the secretary to the Board attended the EGM. The EGM was convened and held in compliance with the requirements of the Company Law and the articles of association of Sinopec Corp.

II.	Consideration of the resolutions

The resolution in connection with the downward adjustment to the conversion price of Sinopec Corp.’s A share convertible bonds was considered and approved at the EGM by way of poll:

	Representing shares	For	Against	Approval (%)
Voting Results	73,258,805,359	67,106,777,856	6,152,027,503	91.60%

III.	Witness by lawyers

Li Liping and Wang Yao from Haiwen & Partners, Sinopec Corp.’s PRC legal advisor attended the EGM and issued a legal opinion that the convening of and the procedures for holding the EGM, the voting procedures at the EGM, the eligibility of the convenor of the EGM and the eligibility of the shareholders (or their proxies) attending the physical meeting of the EGM were in compliance with the requirements of relevant laws and the articles of association of Sinopec Corp. and the voting results at the EGM were valid.

In accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, Hong Kong Registrars Ltd. was appointed as the scrutineer in respect of voting at the EGM.

In  accordance  with  the  requirements  of  the  Rules  Governing  the  Listing  of Stocks on Shanghai Stock Exchange, the trading of A shares of Sinopec Corp. on the Shanghai Stock Exchange was suspended since 9:30 a.m. on 15 Decemberb 2011 and will resume for trading from 9:30 a.m. on 16 December 2011. IV.

IV.	Documents for inspection

(1)	The resolution of the EGM signed by the directors and the recorder who attended the EGM;

(2)	The legal opinion.

By Order of the Board
Chen Ge
Secretary to the Board of Directors

15 December 2011

Note:   Hong Kong Registrars Ltd. is the H Share registrar for Sinopec Corp.

As of the date of this announcement, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Li Deshui+, Xie Zhongyu+, Chen Xiaojin+, Ma Weihua+  and Wu Xiaogen+.

#  Executive Director
* Non-executive Director
+  Independent Non-executive Director

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Downward  adjustment  of the conversion  price for Sinopec  Corp.’s
A share convertible  bonds

Sinopec Corp. and all members of the Board warrant the authenticity, accuracy and completeness of the information contained in this announcement, and there are no material omissions, or misrepresentations or misleading statements contained herein.

This announcement is made pursuant to Rules 13.09 (1) and 13.09 (2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

References are made to the circular and announcement made by China Petroleum & Chemical  Corporation  (“Sinopec  Corp.”)  on  28  October  2011  and  15  December 2011, respectively.

Pursuant to the authorization granted by the shareholders of Sinopec Corp. at Sinopec Corp.’s extraordinary general meeting held on 15 December 2011 (the “EGM”), the Board determined that the conversion price of Sinopec Corp.’s A share convertible bonds be adjusted downwards to RMB7.28 per share, being the higher price between (a) the average trading price of the A shares of Sinopec Corp. within 20 trading days preceding the EGM; and (b) the average trading price of the A shares of Sinopec Corp. on the trading day immediately before the EGM.

By Order of the Board
Chen Ge
Secretary to the Board of Directors

15 December 2011

Note:  As of the date of this announcement, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Li Deshui+, Xie Zhongyu+, Chen Xiaojin+, Ma Weihua+  and Wu Xiaogen+.

#  Executive Director
* Non-executive Director
+  Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: December 16, 2011